FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/ME 47.508.411/0001-56

NIRE 35.300.089.901

INFORMATION ON CAPITAL INCREASE DUE TO THE COMPANY’S STOCK OPTION PLAN APPROVED BY THE BOARD OF DIRECTORS IN MEETING HELD ON DECEMBER 12nd, 2022

In compliance with article 33 of CVM Resolution No 80/2022, as amended, the Company hereby provides the information required in the Exhibit E of such Instruction, regarding the capital increase approved by the Company’s Board of Directors on December 12nd, 2022 due to the exercise of stock options granted to certain employees under the Company’s stock option plans, as follows:

1.       Date of the shareholders meeting in which the stock option plan was approved

On May 9, 2014 our shareholders approved, in an Extraordinary Shareholders Meeting the creation of a Stock Option Plan and its standard option agreement (“Stock Option Plan”) and the creation of a Compensation in Stock Option Plan and its standard option agreement (“Compensation Plan”, jointly with the Stock Option Plan, the “Plans”). Amendments to the Plans were approved at the Annual and Special General Meeting held on April 24, 2015, at the Annual and Special General Meeting held on April 25, 2019 and at the Extraordinary General Meeting held on December 30, 2019. All shares issued in the capital increase approved herein derive from the Plans.

2.       Amount of the capital increase and new capital stock

The approved capital increase is of R$ 254,204.43 (two hundred and fifty-four thousand, two hundred and four reais, and forty-three centavos).

After the increase, the Company’s capital stock sums up to the total amount of R$ 5,860,795,896.87 (five billion, eight hundred and sixty million, seven hundred and ninety-five thousand, eight hundred and ninety-six reais and eighty-seven centavos).

3.       Number of shares issued of each type and class

This capital increase was approved through the issuance of 16,153 (sixteen thousand, one hundred and fifty-three) common shares.

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company

4.       Issuance price of the new shares

(i)	exercise of Series B6: R$ 0.01
(ii)	exercise of Series C6: R$ 17.39
(iii)	exercise of Series B7: R$ 0.01
(iv)	exercise of Series C7: R$ 12.60

5.       Price of each type and class of the issuer’s shares in the markets in which they are traded:

Prior to the conversion of the preferred shares of the Company into common shares, such common shares did not possess market liquidity. Therefore, the Company presents below the prices of the common shares (PCAR3) from March 2nd, 2020 beyond, since this was the date in which the preferred shares ceased its negotiation and only common shares began being negotiated.

Common Shares (PCAR3)

a)	minimum, average and maximum price in each year for the last three (3) years

Prices	2022	2021	2020*
Average	R$ 20.44	R$ 38.51	R$ 71.34
Maximum	R$ 25.80	R$ 90.33	R$ 91.70
Minimum	R$ 15.06	R$ 21.35	R$ 55.00

(*)After February 28th, 2020.

b)	minimum, average and maximum price in each quarter of year for the last two (2) years
Prices	4Q22	3Q22	2Q22	1Q22	4Q21	3Q21	2Q21	1Q21	4Q20
Average	R$ 20.18	R$ 18.80	R$ 20.77	R$ 21.96	R$ 24.18	R$ 30.87	R$ 37.30	R$ 62.89	R$ 68.98
Maximun	R$ 22.52	R$ 23.70	R$ 25.80	R$ 25.10	R$ 30.96	R$ 39.21	R$ 41.75	R$ 90.33	R$ 75.37
Minimum	R$ 18.06	R$ 15.06	R$ 16.30	R$ 18.95	R$ 21.71	R$ 25.23	R$ 32.30	R$ 21.35	R$ 61.95

c)	minimum, average and maximum price in each month for the last six (6) months

Prices	Nov/22	Oct/22	Sep/22	Aug/22	Jul/22	Jun/22
Average	R$ 20.00	R$ 20.30	R$ 21.31	R$ 18.51	R$ 16.59	R$ 18.11
Maximum	R$ 22.52	R$ 22.05	R$ 23.70	R$ 21.69	R$ 17.92	R$ 20.36
Minimum	R$ 18.06	R$ 19.37	R$ 19.39	R$ 15.63	R$ 15.06	R$ 16.30

d)	Average price for the last ninety (90) days (until November 21th, 2022): R$ 20.30

Preferred Shares (PCAR4)

a)	minimum, average and maximum price in each year for the last three (3) years

Prices	2020(*)	2019	2018
Average	R$ 86.11	R$ 88.04	R$ 77.20
Maximum	R$ 91.70	R$ 98.43	R$ 87.51
Minimum	R$ 72.04	R$ 78.00	R$ 63.92

(*) Until February 28th, 2020.

b)	minimum, average and maximum price in each quarter of year for the last two (2) years: not applicable, since the Company does not have preferred shares since February 28th, 2020.

c)	minimum, average and maximum price in each month for the last six (6) months: not applicable, since the Company does not have preferred shares since February 28th, 2020.

d)	average price for the last ninety (90) days: not applicable, since the Company does not have preferred shares since February 28th, 2020.

6.       Percentage of potential dilution resulting from the issuance

Percentage of dilution of 0.0060%.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 15, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.